UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*

        Glazer                             Michael
        (Last)                            (First)                                     (Middle)

       10201 Main St.
        (Street)

        Houston                           TX                                         77025
        (City)                             (State)                                     (Zip)

2. Issuer Name and Ticker or Trading Symbol Stage Stores, Inc. ("STGS")

3. I.R.S. Identification Number of Reporting Person, if an Entity
     (Voluntary)

4. Statement for Month/Year                                             August 2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
      X   Director       Officer ____10% Owner ___ Other
    (give title below) (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

    X     Form filed by One Reporting Person

            Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security
 (Instr. 3)

2. Transaction Date
(month/day/year)

3. Transaction Code
(Instr. 8)

Code                            V

Common Stock, $.01 par value	08/26/2002	P
Common Stock, $.01 par value	08/26/2002	P
Common Stock, $.01 par value	08/26/2002	P

Table I - Continued
4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount - (A) - Price or (D)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
1,000 A $20.00	1,000	D
600 A $20.10	600	D
1,400 A $20.20	1,400	D

	Total: 3,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (mm/dd/yy)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (mm/dd/yy)

Table II - Continued
7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

/s/ Michael Glazer                                                                 August 26, 2002
**Signature of Reporting Person                                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.